Exhibit 99.36

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2010 – No.4

HudBay Updates Drilling at Lalor Deposit: Copper-Gold Zone Remains Open Down Plunge to the North and West

TORONTO, ONTARIO–(Marketwire - February 22, 2010) - HudBay Minerals Inc. (“HudBay”, the “company”) (TSX:HBM) today announced additional drill results at its 100% owned Lalor deposit near its Snow Lake concentrator in the Flin Flon Greenstone Belt.

Notable results intersected in the previously disclosed Copper-Gold zone include DUB265W01, which assayed 11.70 g/t Au, 30.63 g/t Ag, 6.88% Cu, and 0.37% Zn over 6.44 meters, from 1364.32 to 1370.76 meters, and DUB246W01, which assayed 5.25 g/t Au, 15.26 g/t Ag, 3.58% Cu and 0.15% Zn over 3.35 meters, from 1210.95 to 1214.30 meters. Please refer to the map entitled “Lalor Cu-Au Zone – Plan View February 22, 2010”, available on HudBay’s web site at (www.hudbayminerals.com/hbm/presentations.cfm) for drill hole intersection locations.

Hole DUB265W01 intersected the mineralization as targeted approximately 150 meters down plunge to the north from the previously disclosed DUB263W02 (the “Discovery Hole”) (13.35 g/t Au, 27.98 g/t Ag, 5.33% Cu and 0.35% Zn over 34.54 meters from 1253.08 to 1287.62 meters). This intersection confirms the Copper-Gold zone remains open down plunge to the north. In addition, a recent Crone Borehole Pulse electromagnetic (BHPEM) survey on hole DUB189 suggests the Copper-Gold zone remains open down plunge to the west. The results of this BHPEM survey are consistent with the results of a recent Geotech Z Axis Tipper Electromagnetic system (ZTEM) helicopter survey of the Lalor area suggesting the areas to the north and west of the Copper-Gold zone are geophysically anomalous.

Drill hole DUB246W01 intersected the mineralization as targeted approximately 90 meters up plunge from the Discovery Hole.

“These results are very encouraging and indicate that the Copper-Gold zone remains open down plunge to the north and west,” said W. Warren Holmes, HudBay’s executive vice chairman and interim chief executive officer. “Our exploration program will continue this year with additional drilling from surface with the intention of further defining the Copper-Gold zone.”

HudBay also has received assays for several drill holes confirming the continuity of the gold mineralization and the presence of high grade lenses in the Gold zone. Notable results include DUB226W06, which assayed 11.07 g/t Au, 21.70 g/t Ag, 0.46% Cu and 0.09% Zn over 24.43 meters, from 877.57 to 902.00 meters and DUB226W07 which assayed 29.65 g/t Au, 42.97 g/t Ag, 0.43% Cu, and 0.05% Zn over 18.38 meters, from 884.22 to 902.60 meters.

“The results to date from in-fill drilling on the Gold zone are better than expected, confirming the continuity of gold mineralization and the potential of high grade gold. Development of the Lalor project continues with significant progress made to date on the ramp access from Chisel North, which will allow for early zinc production and provide an advanced underground exploration platform. We are also drilling a geotechnical pilot hole for a proposed shaft location and continuing work on our pre-feasibility study,” added Mr. Holmes.

HudBay continues to explore the Copper-Gold zone with two drills. In addition, one drill continues to confirm the continuity between intersections in the Gold zone, and another drill is testing targets peripheral to the Lalor deposit. HudBay’s board of directors has approved total exploration expenditures of $41.7 million in 2010, of which approximately $6.8 million will be dedicated to the Chisel Basin, where the Lalor deposit is located.

Assay results are available on HudBay’s web site at www.hudbayminerals.com.

Table 1: New Drill Results From Copper-Gold Zone

HOLE	From meters	To meters	Core Length meters(1,2)	Au g/t	Ag g/t	Cu%	Zn%
DUB246W01	1210.95	1214.30	3.35	5.25	15.26	3.58	0.15

	1221.45	1221.75	0.30	8.68	82.00	14.54	0.82

DUB263W04	1236.76	1237.12	0.36	9.87	28.00	1.86	0.31

DUB265W01	1364.32	1370.76	6.44	11.70	30.63	6.88	0.37

DUB246DPN	Assays remain Pending – No Notable Copper Mineralization

DUB265	Assays remain Pending – No Notable Copper Mineralization

DUB266	Assays remain Pending – No Notable Copper Mineralization

(1)	Lengths are core lengths and not true thicknesses.
(2)	Intersection assays are a composite of assays calculated from interval weighted assays over the intersection length.

Table 2: New Drill Results From Gold Zone Exploration

HOLE	From meters	To meters	Core Length meters(1,2)	Au g/t	Ag g/t	Cu%	Zn%
DUB226W06	877.57	902.00	24.43	11.07	21.70	0.46	0.09
including
	901.53	902.00	0.47	283.21	131.00	1.48	1.72

DUB226W07	884.22	902.60	18.38	29.65	42.97	0.43	0.05
including
	885.18	885.47	0.29	627.59	887.00	4.59	0.30
	892.22	892.34	0.12	672.55	1074.00	14.08	0.95

(1)	Lengths are core lengths and not true thicknesses.
(2)	Intersection assays are a composite of assays calculated from interval weighted assays over the intersection length.

Table 3: Coordinate Location of Copper-Gold zone and Gold Zone Intersections

HOLE	From	To	Core Length meters(1)	East meters(2)	North meters(2)	Depth meters(3)
DUB226W06	877.57	902.00	24.43	426560	6081094	875

	901.53	902.00	0.47	426556	6081092	887
DUB226W07	884.22	902.60	18.38	426561	6081118	881

	885.18	885.47	0.29	426561	6081118	873
	892.22	892.34	0.12	426561	6081118	880

DUB246W01	1210.95	1241.30	3.35	426785	6081407	1206

	1221.45	1221.75	0.30	426786	6081407	1215

DUB263W04	1236.76	1237.12	0.36	426837	6081440	1209

DUB265W01	1364.32	1370.76	6.44	426792	6081645	1358

(1)	Lengths are core lengths and not true thicknesses.
(2)	Coordinates are stated in UTM NAD83 Zone 14.
(3)	Depth is vertical distance from the collar of the hole to the center of the intersection.

HudBay Minerals Inc.	2
News Release 2010: HudBay Updates Drilling at Lalor Deposit: Copper-Gold Zone Remains Open Down Plunge to the North and West

ABOUT LALOR

The Lalor deposit was discovered in March 2007. The deposit is located in the Chisel Basin portion of the Flin Flon Greenstone Belt and is believed to be the largest VMS deposit found in this region to date.

Zinc rich base metal zone: Mineralization occurs in six separate stacked lenses of zinc rich polymetallic near solid to solid sulphide mineralization approximately 570 meters to 1,170 meters below surface. In October 2009 an Indicated Resource of 12.3MT 1.6 g/t Au, 24.2 g/t Ag, 0.66% Cu, 8.70% Zn, and an Inferred Resource of 5.0MT 1.4 g/t Au, 25.5 g/t Ag, 0.57% Cu, 9.39% Zn were disclosed.

Gold zone: Low sulphide precious metal intersections associated with chalcopyrite and galena. In January 2009, HudBay reported the discovery of a new gold zone with the potential to have principal credits derived from gold mining and on October 8, 2009 announced a conceptual estimate of a potential gold zone, interpreted as five discrete mineralized lenses that can contact the near solid sulphide zinc rich mineralization.

Copper-Gold zone: Disseminated to near solid chalcopyrite with lesser pyrrhotite and minor pyrite, sphalerite and galena located to the north of Gold zone 27 at approximately 15 to 20 degrees down plunge and at vertical depths of between 1,200 and 1,300 meters.

For more details on the Lalor deposit, including the resource estimate for the zinc-rich base metals zone and the conceptual estimate of the potential Gold zone, please refer to the NI 43-101 compliant technical report for Lalor dated October 8, 2009 and the company’s September 22, 2009, October 8, 2009 and December 17, 2009 news releases, available at www.SEDAR.com.

The Lalor deposit is approximately 15 kilometers from HudBay’s concentrator in Snow Lake, Manitoba, an area that is a significant past producer of gold. The ongoing evaluation, exploration and development of the Lalor deposit is a primary focus for the company, as the Lalor deposit could be of significant financial benefit to HudBay and support substantial long term activity in the Snow Lake area.

Conference Call and Webcast

W. Warren Holmes, executive vice chairman, David S. Bryson, senior vice president and chief financial officer, and Cashel Meagher, director, exploration and technical services will host a conference call to provide a market update on the Lalor project on Monday, February 22, 2010. The conference call and webcast details are as follows:

Date:	Monday, February 22, 2010
Time:	10 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3415 or 1-877-974-0445
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4237950#

The conference call replay will be available until midnight (Eastern Time) on Monday, March 1, 2010. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX:HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

HudBay Minerals Inc.	3
News Release 2010: HudBay Updates Drilling at Lalor Deposit: Copper-Gold Zone Remains Open Down Plunge to the North and West

QUALITY ASSURANCE AND QUALITY CONTROL

Exploration core drilling was NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by HudBay’s Hudson Bay Exploration and Development Company Limited (HBED) subsidiary. The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to HudBay’s Hudson Bay Mining and Smelting Co., Limited (HBMS) subsidiary’s assay laboratory in Flin Flon, Manitoba where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying at Acme Analytical Laboratories Ltd., an independent company in Vancouver, B.C., or the HBMS assay laboratory. From each 250 gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250 gram sample, 30 grams was removed for gold determination by fire assaying with an ICP-AES or gravimetric finish at the Acme laboratory or an Atomic Absorption or gravimetric finish at the HBMS laboratory.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250 gram split collected that was check assayed at a different laboratory, either the HBMS laboratory in Flin Flon or at the Acme laboratory in Vancouver, B.C. This news release provides core lengths and estimates of vertical thickness only. True widths are not provided. Where metal assays are provided for intersections they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length.

QUALIFIED PERSON

The data herein and the contents of this news release have been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HBED, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s interpretation of exploration results at Lalor, and potential plans for Lalor as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2008 for HudBay Minerals Inc. available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

HudBay Minerals Inc.	4
News Release 2010: HudBay Updates Drilling at Lalor Deposit: Copper-Gold Zone Remains Open Down Plunge to the North and West

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

HudBay Minerals Inc.	5
News Release 2010: HudBay Updates Drilling at Lalor Deposit: Copper-Gold Zone Remains Open Down Plunge to the North and West